ACON S2 Acquisition Corp.

1133 Connecticut Avenue NW, Ste. 700

Washington, DC 20036

VIA EDGAR

August 26, 2021

Attention:	Mindy Hooker Kevin Stertzel Asia Timmons-Pierce Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	ACON S2 Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 28, 2021
File No. 333-257232

Ladies and Gentlemen:

Set forth below are the responses of ACON S2 Acquisition Corp. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2021, with respect to the Company’s Amendment No. 1 Registration Statement on Form S-4, File No. 333-257232 (the “Amendment No. 1”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2, unless otherwise specified. All capitalized terms used but not otherwise defined herein shall have the meaning given to them in Amendment No. 2.

Amendment No. 1 to Form S-4

Interests of STWO Directors and Executive Officers in the Business Combination, page 4

1.	We note your response to prior comment 14 an reissue our comment in part. Please include the current value of loans extended.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 5,

71 and 117 of Amendment No. 2 to clarify that there are currently no loans outstanding.

Certain ESS Projected Financial Information, page 113

2.	We note your response to prior comment 25. Please revise your disclosures to reflect the information provided in your response.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 114 and 115 of Amendment No. 2.

Redemption Rights for Public Shareholders upon Completion of the Business Combination, page 215

3.

We note your response to prior comment 30 and reissue our comment. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 5, 70, 116, 216 of Amendment No. 2 to clarify that there was no consideration provided in exchange for the waiver of redemption rights for certain shareholders.

General

4.

We note your response to prior comment 4 that you are not contractually obligated to notify investors when the warrants become eligible for redemption. Please revise your disclosure to clearly state whether you will notify investors when the warrants become eligible for redemption.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 232 of Amendment No. 2 to further clarify that the Company is not contractually obligated to notify and does not intend to so notify investors when the warrants become eligible for redemption.

5.	We note your response to prior comment 11 and reissue our comment.

RESPONSE:

Per the telephone conversation with the Staff on August 23, 2021, the Company understands that the Staff has no further comments regarding prior comment 11 based on its response letter dated July 28, 2021.

6.	We note that your Series C redeemable convertible preferred stock financing agreement provides additional committed funding of up to $80 million based on the completion of certain operation milestones. Please disclose the operation milestones and file the stock financing agreement.

RESPONSE:

The Company respectfully advises the Staff that, concurrently with the signing of the Merger Agreement, ESS entered into an amendment to the ESS Series C redeemable convertible preferred stock financing agreement with holders of the outstanding Series C purchase rights, pursuant to which such holders agreed to waive the milestone conditions and reduce their remaining purchase rights under the Series C redeemable convertible preferred stock financing agreement from 23,236,327 shares of Series C redeemable convertible preferred stock to 5,427,454 shares in exchange for warrants to purchase up to 14,364,207 shares of Series C redeemable convertible preferred stock with an exercise price of $0.0001 per share and the ability to participate in the PIPE Financing. The amended purchase rights have an exercise price of $2.95 per share. In the event the Business Combination is not consummated, the purchase rights and milestones will be restored as per the original Series C redeemable convertible preferred stock financing agreement. Therefore, assuming the Business Combination is consummated, the milestones under the original Series C redeemable convertible preferred stock financing agreement providing for an additional $80 million in committed funding are inapplicable and there will be no further rights or obligations under the Series C redeemable convertible preferred stock financing agreement, and if the Business Combination is not consummated, ESS will remain a private company. Accordingly, the Company respectfully informs the Staff that it does not believe the ESS Series C redeemable convertible preferred stock financing agreement is material to the Company’s shareholders, and thus, is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

The Company has revised page 202 of Amendment No. 2 to clarify the disclosure regarding the amendment to the Series C redeemable convertible preferred stock financing agreement and the purchase rights thereunder.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786.

Sincerely, ACON S2 ACQUISITION CORP.

By:	/s/ Adam Kriger
Name:	Adam Kriger
Title:	Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey (Kirkland & Ellis LLP)